Form 10-K, Exhibit 13
period 1995-12-31
BEVERLY HILLS MEDICAL OFFICE PARTNERS L P
filed 1996-04-01
CIK 811800

Exhibit 13.0



                  Beverly Hills Medical Office Partners, L.P.
                               1995 Annual Report


Beverly Hills Medical Office Partners, L.P. was formed in 1987 for the purpose of purchasing, operating, refurbishing, and ultimately selling the Beverly Sunset Medical Building located at 9201 Sunset Boulevard in West Hollywood, California (the "Property"). The Partnership is managed by Medical Office Properties Inc. The Property, constructed in 1964, is a nine-story medical office building located approximately one block east of the City of Beverly Hills on the border between the Cities of Los Angeles and West Hollywood. The Property contains 158,585 net rentable square feet of space which is leased primarily to sole or small-group medical practitioners. Approximately 11% of the Property's rentable square feet is ground floor retail space currently occupied by a restaurant, pharmacy, real estate brokerage firm, and an overnight package delivery service. The Property's parking facilities are leased to AMPCO Parking through September 30, 1999.










	Administrative Inquiries	Performance Inquiries/Form 10-Ks
	Address Changes/Transfers	First Data Investor Services Group
	Service Data Corporation	P.O. Box 1527
	2424 South 130th Circle	Boston, Massachusetts 02104-1527
	Omaha, Nebraska 68144-2596	Attn:  Financial Communications
	800-223-3464 (select option 1)	800-223-3464 (select option 2)



Presented for your review is the 1995 Annual Report for Beverly Hills Medical Office Partners, L.P. (the "Partnership"). This report includes an overview of industry and market conditions affecting the Beverly Sunset Medical Building as well as an update of marketing initiatives, leasing progress and selected financial highlights for the year.

Overview

During 1995, the Property's operating performance stabilized and modest leasing progress was made despite highly competitive market conditions. The overall demand for medical office space continues to decline due to a significant shift away from fee-for-service ("private-pay") care to group health maintenance organizations ("HMOs") and other managed care networks. This transition has forced many sole practitioners to close or consolidate their practices or to join alternative arrangements such as HMOs.

The market for medical office space on the Westside of Los Angeles continues to be sluggish as evidenced by an increase in the vacancy rate from 14% in 1994 to 16% in 1995. This has heightened competition for new lease prospects and renewals. To attract or retain tenants, building owners must often make concessions in rental rates and fund significant tenant improvements. Although a lack of new construction has left the supply of medical office space relatively unchanged in recent years, the decreasing demand for such space has contributed to the decline in rental rates. Competition is expected to remain intense for the foreseeable future, and we are likely to encounter continued difficulty in leasing the unoccupied space at the Property.

The Partnership has attempted to respond to these competitive pressures by aggressively upgrading the Property and redirecting the strategy and focus of our leasing efforts. We believe that these efforts are largely responsible for the Property receiving the prestigious "Medical Office Building of the Year" award from the Building Owners and Managers Association of Greater Los Angeles ("BOMA") in November 1995. We were also honored with the same award for the Pacific Southwest Region covering California, Utah, Arizona and Hawaii. These awards recognize the work completed over the past five years to improve and maintain high standards in the areas of property appearance, mechanical and energy management systems, tenant satisfaction and overall property management. We hope that these awards will assist in the marketing of the Property to prospective tenants.

Marketing Initiatives

Our marketing efforts during 1995 focused on two principal tenant profiles: private-pay doctors similar to much of the existing tenant base and small- to mid-sized managed care groups that have larger space needs. Although the Property has continued to target managed care group prospects, private-pay doctors constituted all but one of our signed leases during the past year. In 1996, we would like to increase the number of managed care groups relocating to the Property.

During the third quarter, the General Partner sponsored two focus groups with managed care providers in order to expose HMO professionals to the Property and to better understand the factors which determine leasing decisions by these groups. This provided us with the information necessary to develop two distinct direct mail marketing campaigns. The first campaign selectively targeted managed care groups, while the second was a mass-mail campaign aimed at private-pay doctors. In both cases, we highlighted the Property's recent Medical Office Building of the Year awards, prestigious location, impressive views, superior amenities, and our understanding of the evolving space needs of health care industry professionals and HMOs.

Leasing Progress

During the year, we executed three new leases totalling 3,810 square feet. One of the new leases is with an optometrist who will be operating a retail outlet on the Property's ground floor during the second quarter of 1996 after the
renovation of his space is complete.   Another new lease is with a tenant whose
suite includes a state-of-the-art surgery center with two Medicare-certified, state licensed operating rooms and a seven-bed recovery unit.

Of the 11,480 square feet that expired in 1995, approximately 83% (9,513 square feet) was renewed or converted to month-to-month leases. These renewals were partially offset by two tenants, representing 1,973 square feet, which left to consolidate their practices after the expiration of their leases. As a result, the Property's occupancy level rose slightly to 69.6% at year-end 1995 compared with 68.4% at year-end 1994. Eight leases representing 13,642 square feet, or approximately 8.6% of the Property's total rentable area, are scheduled to expire in 1996. We are pleased to announce that two of these leases, representing approximately 5,512 square feet, were already renewed in early 1996. Although we will attempt to renew the remaining leases, there can be no assurance of success given the highly competitive market conditions.

One of the Property's retail tenants, the Hamburger Hamlet restaurant occupying 10,351 square feet, filed for protection under Chapter 11 bankruptcy in November 1995 and has until August 1996 to either assume (i.e., remain at the Property) or reject its lease obligation. On an informal basis, Hamburger Hamlet has indicated that it intends to remain at the Property and continue operating the restaurant which serves as its flagship location.

Capital Improvements

We have continued to make selective improvements to enhance the Property's overall appearance and efficiency of operations. During 1995, we replaced the aluminum mullions that border the glass panels on the Property's exterior. In addition, we expanded the lobby to both facilitate access from the parking garage and to meet the requirements of the Americans with Disabilities Act. As part of our ongoing building maintenance program, we retrofitted the HVAC system on two floors in 1995, leaving only two remaining floors to fully complete the project in 1996. Additionally, we installed a new lighted sign with the name of the building along the east wall of the Property facing Sunset Boulevard in order to increase the visibility and awareness of the Property in the community.

We also continue to install sprinklers and other fire/life safety hardware in accordance with the safety codes of the City of West Hollywood. As previously reported, the City of West Hollywood adopted an ordinance which requires the installation of sprinklers and other fire/life safety equipment in all existing high-rise buildings by February 3, 1997. In response, the General Partner retained a building code consultant to analyze the fire/life safety requirements applicable to the Property and to develop a plan to complete the sprinkler retrofit. Our initial plan, which was approved by the City of West Hollywood, involves performing the remaining retrofit during the remodeling of tenant suites in connection with new leases and renewals. Under this plan, approximately 32% of the tenant areas and 100% of all common areas have been brought into compliance. We are currently requesting an extension of the deadline to complete this work. If the extension is not granted, the pace of the project will need to accelerate during 1996 as the deadline for compliance approaches.

Financial Highlights

The following chart presents selected financial results of the Partnership for the years ended December 31, 1995 and 1994:

                                                1995                    1994
        Total Income                       $4,340,024               $4,088,305
        Property Operating Expenses         1,824,269                1,923,409
        Net Loss                              669,862                  976,417
        Net Cash Flow from Operations         675,539                  679,964

- - Total income increased 6% from 1994, largely due to refunds of approximately $315,000 recognized in connection with the successful appeal of the Property's 1993-94 and 1994-95 real estate tax assessments. The Partnership also successfully negotiated a substantial reduction of its assessment for the 1995-96 tax year. Rental income at the Property in 1995 was largely unchanged from 1994.

- - Property operating expenses decreased 5% from 1994, primarily due to the above property tax appeal, lower utility costs, and lower repair and maintenance expenses.

- - The decrease in net loss for 1995 is largely the result of higher total income and lower property operating expenses. Net cash flow remained largely unchanged because the tax refunds discussed above were earned but not yet received as of December 31, 1995.

Cash Reserves

Although the Property is generating positive cash flow from operations after debt service and administrative costs, net cash flow is being retained to replenish the Partnership's cash reserves. These reserves are necessary to fund the Property's leasing and marketing initiatives and certain capital improvements, including the HVAC, sprinkler and fire/life safety projects. Should substantial additional leasing activity occur and/or we are unable to obtain an extension of the sprinkler ordinance deadline, the Partnership will need to approach the Property's lender to either restructure the existing loan or attempt to borrow a sufficient amount to fund the associated costs involved.

Summary

Our efforts to reposition the Property to adapt to the changing health care industry have thus far permitted the Partnership to stabilize operating performance in a highly competitive environment and have earned the Property the local and regional BOMA "Medical Office Building of the Year" awards. One of our principal objectives in 1996 will be to capitalize on this recognition by continuing our efforts to recruit managed care providers. We also intend to remain attentive to the needs of our existing tenants and will aggressively pursue the renewal of leases scheduled to expire during the year. All these efforts, however, are likely to continue to be significantly impacted by the highly competitive health care leasing environment in Los Angeles, and we anticipate that leasing space will remain very challenging. We will keep you apprised of our progress in future reports.

Very truly yours,

Medical Office Properties Inc.
The General Partner

/s/ Rocco F. Andriola

Rocco F. Andriola
President

March 29, 1996



Balance Sheets
December 31, 1995 and 1994

Assets                                                     1995          1994
Property:
  Land                                                $8,379,434     $8,379,434
  Building, building improvements and equipment       41,623,252     40,944,262

                                                      50,002,686     49,323,696
Less-accumulated depreciation                        (12,281,843)   (10,527,620)

                                                      37,720,843     38,796,076

Restricted cash                                          468,992        289,853
Cash and cash equivalents                              1,026,560      1,250,842

Accounts and other receivables                           363,192         40,580
Leasing commissions and prepaid expenses,
 net of accumulated amortization of
 $206,634 in 1995 and $139,590 in 1994                   265,438        321,156
Other assets, net of accumulated amortization of
 $223,060 in 1995 and $192,984 in 1994                    77,695        107,771
Deferred rent receivable                                 479,913        490,304

    Total Assets                                     $40,402,633    $41,296,582


Liabilities and Partners' Capital (Deficit)

Liabilities:
  Accounts payable and accrued expenses                 $204,852       $215,024
  Due to affiliates                                      369,326        351,446
  Security deposits payable                              168,836        179,800
  Secured note payable                                14,140,861     14,361,692

    Total Liabilities                                 14,883,875     15,107,962

Partners' Capital (Deficit):
  General Partner                                       (206,331)      (206,331)
  Limited Partners (5,540,000 units outstanding)      25,725,089     26,394,951

    Total Partners' Capital                           25,518,758     26,188,620

    Total Liabilities and Partners' Capital          $40,402,633    $41,296,582




Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                         General        Limited
                                         Partner        Partners      Total

Balance at December 31, 1992           $(206,331)    $28,188,242    $27,981,911
Net loss                                    -           (816,874)      (816,874)

Balance at December 31, 1993            (206,331)     27,371,368     27,165,037
Net loss                                    -           (976,417)      (976,417)

Balance at December 31, 1994            (206,331)     26,394,951     26,188,620
Net loss                                    -           (669,862)      (669,862)

Balance at December 31, 1995           $(206,331)    $25,725,089    $25,518,758


Statements of Operations
For the years ended December 31, 1995, 1994 and 1993


Income                                            1995        1994        1993

Rental                                       $3,922,449  $3,913,869  $4,230,772
Other                                           322,632     118,959     122,769
Interest                                         94,943      55,477      44,228

  Total Income                                4,340,024   4,088,305   4,397,769

Expenses

Property operating                            1,824,269   1,923,409   1,893,625
Depreciation and amortization                 1,851,343   1,777,812   1,721,156
Interest                                      1,105,295   1,121,714   1,307,267
General and administrative                      178,979     182,357     229,129
Asset management fees                            50,000      50,000      50,000
Bad debt                                           -          9,430      13,466

  Total Expenses                              5,009,886   5,064,722   5,214,643

    Net Loss                                  $(669,862)  $(976,417)  $(816,874)

Net Loss Allocated:

To the General Partner                        $    -      $    -      $    -
To the Limited Partners                        (669,862)   (976,417)   (816,874)

                                              $(669,862)  $(976,417)  $(816,874)

Per limited partnership unit
        (5,540,000 outstanding)                  $(0.12)     $(0.18)     $(0.15)


Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:              1995        1994        1993

Net loss                                      $(669,862)  $(976,417)  $(816,874)
Adjustments to reconcile net loss to net cash
provided by operating activities:
  Depreciation and amortization               1,851,343   1,777,812   1,721,156
  Provision for loss on rent receivable            -           -         13,316
  Increase (decrease) in cash arising from changes
  in operating assets and liabilities:
    Restricted cash                            (179,139)      2,996      60,981
    Accounts receivable                        (322,612)    (19,100)     27,982
    Prepaid expenses                            (11,326)   (101,056)    (82,095)
    Deferred rent receivable                     10,391    (107,014)   (160,895)
    Accounts payable and accrued expenses       (10,172)      9,051    (392,683)
    Due to affiliates                            17,880      84,193      50,168
    Security deposits payable                   (10,964)      9,499     (12,689)

Net cash provided by operating activities       675,539     679,964     408,367

Cash Flows from Investing Activities:

   Additions to real estate                    (645,980)   (358,973)   (772,877)
   Accounts payable - real estate               (33,010)     55,876        -
   Restricted cash - reserves                      -           -      1,390,372

Net cash provided by (used
 for) investing activities                     (678,990)   (303,097)    617,495

Cash Flows from Financing Activities:

  Payments of principal on note payable        (220,831)   (204,415)   (156,776)

Net cash used for financing activities         (220,831)   (204,415)   (156,776)

Net increase (decrease) in cash
 and cash equivalents                          (224,282)    172,452     869,086
Cash and cash equivalents at beginning of year1,250,842   1,078,390     209,304

Cash and cash equivalents at end of year     $1,026,560  $1,250,842  $1,078,390

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest                       $1,105,295  $1,121,714  $1,307,267

Supplemental Schedule of Non-Cash Investing Activity:

Write-off of fully depreciated
 tenant improvements                              $-       $393,073       $-



Notes to the Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Beverly Hills Medical Office Partners, L.P., formerly Shearson Beverly Hills Medical Office Partners, L.P., a limited partnership (the "Partnership"), was organized on March 16, 1987 under the laws of the State of Delaware for the purpose of acquiring, upgrading, operating and ultimately disposing of the Beverly Sunset Medical Building (the "Property"). The Property was acquired with funds obtained from a $55,400,000 public offering of 5,540,000 Limited Partnership Securities ("Units"). The General Partner is Medical Office Properties Inc. (the "General Partner"), formerly Shearson Lehman Commercial Properties Inc., a Delaware corporation affiliated with Lehman Brothers Inc. The General Partner manages the business affairs and operations of the Partnership. The Partnership will terminate on December 31, 2037, or sooner, in accordance with the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. The transaction did not affect the ownership of the General Partner. However, the assets acquired by Smith Barney included the name "Shearson." Consequently, effective October 29, 1993, Shearson Lehman Commercial Properties Inc. changed its name to Medical Office Properties Inc. and effective December 31, 1993, the Partnership changed its name to Beverly Hills Medical Office Partners, L.P. to delete any reference to "Shearson."

On February 14, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner, and no partner will be entitled to receive any distribution, until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 29, 1996.

2. Significant Accounting Policies
Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon estimated useful lives of thirty years for the building and ten years for personal property. Tenant improvements are depreciated over the respective lives of the leases using the straight-line method.

Acquisition fees and expenses have been added to the basis of the Property and are depreciated over the lives of the building and personal property.

Accounting for Impairment
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Loan Costs
Included in other assets are loan costs that are being amortized using the straight-line method over the term of the note payable.

Leasing Commissions
Included in prepaid expenses are leasing commissions that are amortized using the straight-line method over the terms of the respective leases.

Deferred Rent Receivable
Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the non-cancellable portion of the leases which will not be received until later periods as a result of rental concessions and/or general increases in rents.

Income Taxes
No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash Equivalents
Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of issuance. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash
Restricted cash includes security deposits, insurance and real estate tax escrows.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgement regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Reclassifications
Certain balances in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.

3. Partnership Allocations
Net income will generally be allocated based on the amounts of cash distributions to each partner. Net losses will be allocated 99% to the Unitholders and 1% to the General Partner. However, if either the Unitholders or the General Partner have a capital deficit, the entire loss will be allocated to the Partners with positive capital accounts.

Under the terms of the Partnership Agreement, Partnership Net Cash Flow from Operations, as defined, will be distributed 99% to the Unitholders and 1% to the General Partner until such time as the Unitholders receive a cumulative preferred return of 12% per annum on their Unrecovered Capital, as defined. Thereafter, Partnership Net Cash Flow from Operations, as defined, will be distributed 85% to the Unitholders and 15% to the General Partner.

4. Property
The Beverly Sunset Medical Building, which contains approximately 158,585 net rentable square feet of space, was acquired in 1987. The Property is located at 9201 Sunset Boulevard in the city of West Hollywood, California. The Property was approximately 69% and 68% leased at December 31, 1995 and 1994, respectively.

In January 1989, the City of West Hollywood adopted Ordinance No. 214 (the "Ordinance") which required the installation of sprinklers and other life-safety equipment in all existing high-rise buildings by January 1992. On April 20, 1992, the City of West Hollywood extended the deadline for completing the sprinkler retrofit of tenant areas to February 3, 1997. In response, the General Partner retained a building code consultant to analyze the fire/life safety requirements applicable to the Property and to develop a plan to complete the sprinkler retrofit. Our initial plan, which was approved by the City of West Hollywood, involves performing the remaining retrofit during the course of remodeling tenant suites in connection with new leasing and renewals. Under this plan, approximately 32% of the tenant areas and 100% of all common areas have been brought into compliance. We are currently requesting an extension of the deadline. If the extension is not granted, the pace of the project will need to accelerate during 1996 as the deadline for compliance approaches.

The Property also contains asbestos-containing materials ("ACM") in certain areas including the fireproofing material that covers the steel structure of the building. Although the ACM has been determined to be non-hazardous in its current condition, the Partnership is required to abate such ACM to the extent that any ACM is at risk of being disturbed in the process of renovating the public areas and installing sprinklers or in the remodeling of tenant suites. The General Partner has retained an environmental consultant to provide project management, air quality monitoring and project closeout documentation in connection with the ACM abatement. The Partnership has no legal obligation to implement a full abatement of the entire building at present. The presence of ACM may or may not impact the future value of the Property.

All tenant improvements, asbestos abatements and sprinkler retrofit costs will be funded from cash and cash equivalents and cash flow provided by operations. Approximately $62,458 and $93,159 were spent on the sprinkler retrofit and asbestos abatement in 1995 and 1994, respectively, which the Partnership performed during the course of remodeling tenant suites in connection with new leasing and renewals. In addition, $335,000 and $127,000 were expended for tenant improvements during 1995 and 1994, respectively.

5. Transactions With Related Parties
Annual Asset Management Fee
The General Partner is entitled to an annual asset management fee in the amount of $50,000 per year. In light of the Partnership's cash reserve requirements, the General Partner has deferred payment of this fee. The resulting unpaid asset management fees as of December 31, 1995 and 1994 aggregated $285,500 and $235,500, respectively. As provided in the Partnership Agreement, fees were scheduled to increase to $115,000 per annum in 1991, however, the General Partner has waived the $65,000 increase in each year since 1991. An affiliate of the General Partner paid for all travel expenses relating to the management of the Partnership from 1991 until April 1, 1994 at which time the Partnership began reimbursing the General Partner for its travel expenses.

General Partner Distribution
Cash distributions totalling $51,553, declared in prior years, remain payable to the General Partner as of December 31, 1995.

Administrative Services
Under the terms of the Partnership Agreement, the Partnership reimburses the General Partner, at cost, for the performance of certain administrative services provided by a third party. For the years ended December 31, 1995, 1994, and 1993, costs of such services incurred were $57,281, $66,628 and $84,718, respectively. At December 31, 1995 and 1994, $32,187 and $64,393
remained payable to the General Partner for reimbursement for the performance of these services.

Certain cash and cash equivalents and restricted cash reflected on the Partnership's balance sheets at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

6. Tenant Leases
The Property's leases have terms from one to ten years and are leased primarily to sole or small group medical practitioners. The parking facilities in the Property are leased to AMPCO Parking through September 30, 1999. The lease with AMPCO Parking requires annual minimum rent payments to the Property of $665,000 and additional rent payments contingent upon a percentage of excess gross cash receipts. The Partnership accounts for all leases as operating leases.

The approximate annual rental payments from existing noncancellable operating leases as of December 31, 1995 are as follows:

                        1996            $3,713,384
                        1997             3,117,396
                        1998             2,662,074
                        1999             1,846,777
                        2000               804,268
                        Thereafter         966,487

                                       $13,110,386

7. Secured Note Payable
On August 13, 1988, the Partnership obtained a $15,000,000 ten-year loan (the "Loan") from American Savings Bank (the "Bank"). The Loan is secured by the Property and an assignment of the leases. The Loan had an interest rate of 9.5% per annum for the first five years with monthly payments of interest only through September 1990. Monthly payments of $127,750 of principal and interest were required through September 1993. Thereafter, the Loan was adjusted to a new fixed rate equal to 250 basis points over the Federal Home Loan Bank's New York District, Five Year Advance Rate and combined monthly payments of principal and interest are based on a 25-year amortization schedule until maturity on August 13, 1998. Effective October 1, 1993, the Loan interest rate was reset to 7.75% per annum and monthly payments of principal and interest are $110,511.

On June 12, 1992, the Bank was declared insolvent and placed in the hands of the Federal Deposit Insurance Corporation ("FDIC") as receiver. In late 1993, Colony NYRO Partners, L.P. ("Colony") purchased the Loan in an FDIC loan auction sale. Subsequently, in December of 1994, Colony sold the Loan to Fremont Investment & Loan. Although the Loan provides for maintenance of a real estate tax escrow account with the lender, no amounts have been deposited with the current lender. However, the Partnership has established its own escrow account, and has remitted all real estate taxes for the period ended December 31, 1995 directly to the taxing authority.

Future estimated minimum principal payments on the Loan are as follows:

                        1996    $   238,568
                        1997        257,728
                        1998     13,644,565

                                $14,140,861


Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates its carrying value.


8. Reconciliation of Financial Statement Net Loss to Federal Income Tax Net Loss The Partnership's net loss reported in the financial statements for the year ended December 31, 1995 exceeded the tax loss by $389,786. The net loss reported in the financial statements exceeded the Federal Income tax loss for the years ended December 31, 1994 and 1993 by $320,995 and $155,369, respectively. These differences result primarily from the use of different depreciation lives and methods for tax purposes than those used for financial reporting purposes. In addition, rental income is recognized when received or recorded as a receivable for tax purposes and on a straight-line basis for financial statement purposes.

The partners' capital account balance on a federal income tax basis totalled $27,277,710, $27,557,786 and $28,213,208 in 1995, 1994 and 1993,
respectively.

                         REPORT OF INDEPENDENT AUDITORS

The Partners
Beverly Hills Medical Office Partners, L.P.:

We have audited the accompanying balance sheets of Beverly Hills Medical Office Partners, L.P. (a Delaware limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beverly Hills Medical Office Partners, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                        KPMG Peat Marwick LLP
Boston, Massachusetts
February 14, 1996


                  BEVERLY HILLS MEDICAL OFFICE PARTNERS, L.P.


            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995


                                                               Cost Capitalized
                                                                  Subsequent
                                   Initial Cost to Partnership  To Acquisition
                                   ---------------------------  --------------


                                                 Building and    Building and
Description           Encumbrances      Land     Improvements    Improvements

Commercial Property

Medical Office Building
Los Angeles, CA       $14,140,861   $8,379,434   $32,803,390      $8,819,862



                 Gross Amount at Which Carried at Close of Period
                  ----------------------------------------------

                                        Building and               Accumulated
Description                     Land    Improvements   Total(1)   Depreciation

Commercial Property

Medical Office Building
Los Angeles, CA            $8,379,434   $41,623,252  $50,002,686   $12,281,843




                                                                Life on which
                                                                 Depreciation
                                                                    in Latest
                             Date of           Date         Income Statements
Description               Construction       Acquired             is Computed

Commercial Property

Medical Office Building
Los Angeles, CA               1964           04/23/87           3 - 30 years


(1) The aggregate cost for Federal Income tax purposes is approximately $49,495,440.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993:

Real Estate investments:                1995            1994            1993

Beginning of year                 $40,944,262      $40,978,362      $40,205,485
Additions                             678,990          358,973          772,877
Less Retirements                         0            (393,073)            0

End of year                       $41,623,252      $40,944,262      $40,978,362

Accumulated Depreciation:

Beginning of year                 $10,527,620       $9,264,246       $7,636,829
Depreciation expense                1,754,223        1,656,447        1,627,417
Less Retirements                         0            (393,073)            0

End of year                       $12,281,843      $10,527,620       $9,264,246



                          INDEPENDENT AUDITORS' REPORT

The Partners
Beverly Hills Medical Office Partners, L.P.:

Under date of February 14, 1996, we reported on the balance sheets of Beverly Hills Medical Office Partners, L.P. (a Delaware limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995, as contained in the 1995 annual report to unit holders. These financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1995. In connection with our audits of the aforementioned financial statements, we also have audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                                KPMG Peat Marwick LLP


Boston, Massachusetts
February 14, 1996