Form 10-K, Exhibit 13
period 1996-12-31
BEVERLY HILLS MEDICAL OFFICE PARTNERS L P
filed 1997-03-31
CIK 811800

Beverly Hills Medical Office Partners, L.P. (the "Partnership") was formed in 1987 for the purpose of purchasing, operating, refurbishing, and ultimately selling the Beverly Sunset Medical Building located at 9201 Sunset Boulevard in West Hollywood, California (the "Property"). The Partnership is managed by Medical Office Properties Inc. (the "General Partner"). The Property, constructed in 1964, is a nine-story medical office building located approximately one block east of the City of Beverly Hills on the border between the Cities of Los Angeles and West Hollywood. The Property contains 158,585 net rentable square feet of space which is leased primarily to sole or small-group medical practitioners. Approximately 11% of the Property's rentable square feet is ground floor retail space currently occupied by a restaurant, pharmacy, real estate brokerage firm, optometrist and an overnight package delivery service. The Property's parking facilities are leased to AMPCO Parking through September 30, 1999.


                                  Contents

                      1   Message to Investors
                      4   Financial Statements
                      7   Notes to the Financial Statements
                     11   Independent Auditors' Report






         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts  02104-1527
         Omaha, Nebraska  68144-2596    Attn.:  Financial Communications
         800-223-3464                   800-223-3464


                      Message to Investors


Presented for your review is the 1996 Annual Report for Beverly Hills Medical Office Partners, L.P. This report includes an overview of the market conditions affecting the Beverly Sunset Medical Building and provides an update on leasing progress and capital improvements at the Property. Also included in this report are the Partnership's 1996 audited financial statements.

Overview
Operations at the Property remained relatively stable during 1996, although leasing efforts were significantly hindered by strong competition in the medical office space market and the ongoing consolidation and transformation of the health care industry. Overall, the Property posted a modest 3.2% increase in occupancy at year-end 1996 compared to the previous year, primarily as a result of expansions by existing tenants.

California continues to remain on the forefront of the national shift of the health care industry away from independent fee-for-service doctors towards health maintenance organizations ("HMOs") and managed care networks. It is estimated that approximately 85% to 90% of Southern Californians with medical insurance are enrolled in either an HMO or a managed care network. The continued consolidation of the health care industry has placed increasing pressures on sole practitioners, who comprise the majority of the Property's tenant base, to control expenses and minimize risk in this uncertain business environment. Therefore, many sole practitioners have opted to reduce their office space requirements by consolidating their practices with other doctors or contracting with HMOs and managed care networks, thereby reducing overall demand for medical office space.

As a result of such changes, the vacancy rate at year-end 1996 for medical office space in West Los Angeles where the Property is located was approximately 17%, as compared to 16% one year earlier. Since managed care networks and HMOs prefer to be located in close proximity to hospitals, it has become even more difficult for the Property to attract tenants due to its location on the periphery of the "Golden Triangle", the submarket surrounding the Cedars-Sinai Medical Center. These factors have further heightened competition which has depressed the Property's rental rates and necessitated the use of rental concessions in order to attract and retain tenants.

The Partnership has responded to these competitive pressures by focusing on effectively managing the Property in order to retain the existing tenant base and aggressively marketing the vacant space. As previously reported, in an attempt to improve leasing results, the General Partner retained CB Commercial Real Estate Group, Inc. ("CB Commercial") as the Property's new leasing broker in June 1996. CB Commercial, one of the largest commercial real estate brokerage firms in the country, has significant experience in leasing medical office space in West Los Angeles.

Leasing Progress
The Partnership successfully renewed eight leases totaling 12,771 square feet which were scheduled to expire in 1996. Furthermore, one month-to-month tenant converted to a long-term lease in 1996. Additionally, four tenants expanded their space by approximately 5,054 square feet. As a result, the Property's occupancy level increased to 72.8% at year-end 1996, as compared with 69.6% at year-end 1995. In 1997, 11 leases representing 21,107 square feet, or approximately 13.3% of the Property's total rentable area, are scheduled to expire. One of these leases, representing approximately 2,466 square feet, was already renewed in early 1997 with the tenant expanding by 1,223 square feet. Although we will attempt to renew the remaining 10 leases, there can be no assurance of success in light of the extremely competitive market conditions. In addition, CB Commercial will aggressively market the Property's vacant space and has launched a direct mail campaign highlighting the Property's designation as the "Medical Office Building of the Year" by the Building Owners and Managers Association in each of the Southern California, regional and international competitions.

In November 1995, one of the Property's retail tenants occupying 10,351 square feet, the Hamburger Hamlet restaurant, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The date by which Hamburger Hamlet must either assume or reject its lease obligation to the Property was extended by the bankruptcy court at the request of Hamburger Hamlet to April 1997. The tenant, which has remained current on its rental obligation since filing for bankruptcy protection, has informally indicated its intention to remain at the Property which is its flagship location.

Capital Improvements
During 1996, the General Partner continued to enhance the Property's overall appearance and operating efficiency by making selective capital improvements, including the installation of security gates at the entrances to the parking garage and the retrofit of the lighting in the common areas. Additionally, as part of the ongoing building maintenance program, the heating and ventilation systems ("HVAC") retrofit of the second and fifth floors is scheduled for 1997, thereby completing the entire HVAC retrofit of the Property.

We continue to install sprinklers and other fire/life-safety hardware in accordance with the safety codes of the City of West Hollywood. As previously reported, the City of West Hollywood adopted an ordinance which originally required the installation of sprinklers and other fire/life-safety hardware in all existing high-rise buildings by January 1992. The deadline was subsequently extended to February 3, 1997. Our initial plan, which was approved by the City, involved performing the remaining retrofit during the remodeling of tenant suites in connection with new leases and renewals. Under this plan, approximately 36% of the tenant areas and 100% of all common areas have been brought into compliance. In late 1996, the Partnership received a further extension of the sprinkler retrofit deadline to December 7, 1998. It is currently anticipated that any remaining retrofit work which is not completed in the course of executing lease renewals and new leases will be commenced in the second quarter of 1998.

Financial Highlights
The following chart presents selected financial results of the Partnership for the years ended December 31, 1996 and 1995:
                                               1996           1995
          Total Income                   $4,096,162     $4,340,024
          Property Operating Expenses     1,774,810      1,824,269
          Net Loss                          900,981        669,862
          Net Cash Flow from Operations   1,207,676        675,539

- Total Income decreased in 1996 by $243,862 primarily due to the recognition of real estate property tax refunds totaling approximately $315,000 in the previous year in connection with the Partnership's successful appeal of the Property's 1992-93, 1993-94 and 1994-95 real estate tax assessments.
- Property Operating Expenses declined when compared to 1995 primarily due to a decrease in insurance, advertising, utilities expenses and real estate and other taxes. Such decreases were partially offset by an increase in miscellaneous expenses and professional fees.
- The increase in Net Loss for 1996 of $231,119 is primarily due to the recognition of the real estate property tax refunds in 1995. Similarly, Net Cash Flow from Operations was higher in 1996 primarily due to the receipt of the property tax refunds which were accrued in 1995 and an adjustment in the monthly funding of escrow amounts for real estate taxes.

Although the Property is generating positive cash flow from operations after debt service and administrative costs, net cash flow is being retained to replenish the Partnership's cash reserves. These reserves are necessary to fund, among other things, the Property's leasing costs and the installation of sprinkler and fire/life-safety equipment.

General Information
As you may be aware, there have been many recent attempts by third parties for their own benefit, to purchase units of limited partnerships similar to your Partnership. Frequently, these third parties use partial "tender offers" to purchase units at grossly inadequate prices that do not reflect the underlying value of the partnership's assets. According to published industry sources, in the overwhelming majority of such offers, most unitholders have rejected them due to their inadequacy and have not tendered their units. Please be advised that if any tender offer is made for your Units, we will endeavor to provide you with information regarding our position with respect to such offer on a timely basis.

Summary
As previously mentioned, the continued consolidation and transformation of the health care industry has further intensified the already competitive leasing conditions in the medical office space market. In view of the significant impact of on-going changes in the health care industry, the General Partner intends to carefully examine the possibility of marketing the Property for sale in 1997. In the interim, we intend to remain attentive to the needs of our existing tenants and will attempt to renew the leases scheduled to expire during the year. However, we currently anticipate that the Partnership is likely to continue to encounter difficulty in leasing additional space at the Property. We will keep you apprised of developments affecting the Property in future investor correspondence.

Very truly yours,

Medical Office Properties Inc.
The General Partner

/s/ Rocco F. Andriola

Rocco F. Andriola
President

March 28, 1997


Balance Sheets                              At December 31,  At December 31,
                                                      1996             1995
Assets
Real estate, at cost:
 Land                                          $ 8,379,434     $  8,379,434
 Building, building improvements
  and equipment                                 41,921,813       41,623,252
                                                50,301,247       50,002,686
 Less accumulated depreciation                 (14,031,118)     (12,281,843)
                                                36,270,129       37,720,843

Cash and cash equivalents                        1,648,513        1,026,560
Restricted cash                                    498,257          468,992
Accounts and other receivables                     105,552          363,192
Leasing commissions and prepaid expenses,
 net of accumulated amortization of
 $212,762 in 1996 and $206,634 in 1995             292,542          265,438
Other assets, net of accumulated amortization
 of $253,135 in 1996 and $223,060 in 1995           47,620           77,695
Deferred rent receivable                           388,464          479,913
  Total Assets                                 $39,251,077      $40,402,633
Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses         $   213,517      $   237,039
 Due to affiliates                                 337,765          337,139
 Security deposits payable                         179,725          168,836
 Secured note payable                           13,902,293       14,140,861
  Total Liabilities                             14,633,300       14,883,875
Partners' Capital (Deficit):
 General Partner                                  (206,331)        (206,331)
 Limited Partners (5,540,000 units outstanding) 24,824,108       25,725,089
  Total Partners' Capital                       24,617,777       25,518,758
  Total Liabilities and Partners' Capital      $39,251,077      $40,402,633



Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                     General       Limited
                                     Partner       Partners        Total
Balance at December 31, 1993       $(206,331)   $27,371,368    $27,165,037
Net loss                                  --       (976,417)      (976,417)
Balance at December 31, 1994        (206,331)    26,394,951     26,188,620
Net loss                                  --       (669,862)      (669,862)
Balance at December 31, 1995        (206,331)    25,725,089     25,518,758
Net loss                                  --       (900,981)      (900,981)
Balance at December 31, 1996       $(206,331)   $24,824,108    $24,617,777


Statements of Operations
For the years ended December 31,           1996         1995         1994
Income
Rental                               $3,978,679   $3,922,449   $3,913,869
Interest                                100,343       94,943       55,477
Other                                    17,140      322,632      118,959
  Total Income                        4,096,162    4,340,024    4,088,305
Expenses
Depreciation and amortization         1,897,408    1,851,343    1,777,812
Property operating                    1,774,810    1,824,269    1,923,409
Interest                              1,087,561    1,105,295    1,121,714
General and administrative              187,364      178,979      182,357
Asset management fee                     50,000       50,000       50,000
Bad debt                                     --           --        9,430
  Total Expenses                      4,997,143    5,009,886    5,064,722
  Net Loss                           $ (900,981)  $ (669,862)   $(976,417)
Net Loss Allocated:
To the General Partner               $       --   $       --    $      --
To the Limited Partners               (900,981)     (669,862)    (976,417)
                                     $(900,981)   $ (669,862)   $(976,417)
Per limited partnership unit
(5,540,000 outstanding)               $(0.16)   $(0.12)   $(0.18)


Statements of Cash Flows
For the years ended December 31,                 1996         1995         1994
Cash Flows From Operating Activities:
Net loss                                    $(900,981)   $(669,862)   $(976,417)
Adjustments to reconcile net loss to
net cash provided by operating activities:
 Depreciation and amortization              1,897,408    1,851,343    1,777,812
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Restricted cash                             (29,265)    (179,139)       2,996
  Accounts and other receivables              257,640     (322,612)     (19,100)
  Prepaid expenses                            (96,568)     (11,326)    (101,056)
  Deferred rent receivable                     91,449       10,391     (107,014)
  Accounts payable and accrued expenses       (23,522)     (42,378)      43,244
  Due to affiliates                               626       50,086       50,000
  Security deposits payable                    10,889      (10,964)       9,499
Net cash provided by operating activities   1,207,676      675,539      679,964
Cash Flows From Investing Activities:
Additions to real estate                     (327,651)    (645,980)    (358,973)
Accounts payable - real estate                (19,504)     (33,010)      55,876
Net cash used for investing activities       (347,155)    (678,990)    (303,097)
Cash Flows From Financing Activities:
Payments of principal on
 secured note payable                        (238,568)    (220,831)    (204,415)
Net cash used for financing activities       (238,568)    (220,831)    (204,415)
Net increase (decrease) in cash and
 cash equivalents                             621,953     (224,282)     172,452
Cash and cash equivalents,
 beginning of year                          1,026,560    1,250,842    1,078,390
Cash and cash equivalents,
 end of year                               $1,648,513   $1,026,560   $1,250,842
Supplemental Disclosure of
 Cash Flow Information:
Cash paid during the year for interest     $1,087,561   $1,105,295   $1,121,714
Supplemental Schedule of
 Non-Cash Investing Activities:
Write-off of fully depreciated
tenant improvements                        $   48,594   $       --   $  393,073


Notes to the Financial Statements
December 31, 1996, 1995 and 1994

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

On February 14, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner, and no partner will be entitled to receive any distribution, until the General Partner has declared the distribution and established a record date and distribution date for the distribution.

2. Significant Accounting Policies

Building, Building Improvements and Equipment - Building, building improvements and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon estimated useful lives of thirty years for the building and ten years for personal property. Tenant improvements are depreciated over the respective lives of the leases using the straight-line method.

Acquisition fees and expenses have been added to the basis of the Property and are depreciated over the lives of the building and personal property.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995.

The Partnership completed a review of recoverability of the carrying amount of the Property based upon an estimate of undiscounted cash flows expected to result from the Property's use and eventual disposition. Based on current estimates, the adoption of FAS 121 had no impact on the financial statements. However, if long-term financing cannot be arranged in August 1998 or the Property is marketed for sale, it is reasonably possible that a change in the Partnership's assessment of recoverability could occur.

Loan Costs - Included in other assets are loan costs that are being amortized using the straight-line method over the term of the secured note payable.

Leasing Commissions - Leasing commissions are amortized using the straight-line method over the terms of the respective leases.

Deferred Rent Receivable - Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the non-cancelable term of the leases which will not be collected until later periods as a result of rental concessions and/or scheduled rent increases.

Income Taxes - No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of issuance. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash includes security deposits, insurance and real estate tax escrows.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management's review of the recoverability of the carrying amount of the Property and related accounts is one such estimate.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Reclassifications - Certain balances in the prior year financial statements have been reclassified to conform to the 1996 presentation.

3. Partnership Allocations
Net income will generally be allocated based on the amounts of cash distributions to each partner. Net losses will be allocated 99% to the Unitholders and 1% to the General Partner. However, if either the Unitholders or the General Partner have a capital deficit, the entire loss will be allocated to the partners with positive capital accounts.

Under the terms of the Partnership Agreement, Partnership Net Cash Flow from Operations, as defined, will be distributed 99% to the Unitholders and 1% to the General Partner until such time as the Unitholders receive a cumulative preferred return of 12% per annum on their Unrecovered Capital, as defined. Thereafter, Partnership Net Cash Flow from Operations, as defined, will be distributed 85% to the Unitholders and 15% to the General Partner. At December 31, 1996, the Unitholders have not yet received their cumulative preferred return.

4. Property
The Beverly Sunset Medical Building, which contains approximately 158,585 net rentable square feet of space, was acquired in 1987. The Property is located at 9201 Sunset Boulevard in the City of West Hollywood, California. The Property was approximately 72.8% and 69.6% occupied at December 31, 1996 and 1995, respectively.

In January 1989, the City of West Hollywood adopted Ordinance No. 214 (the "Ordinance") which required the installation of sprinklers and other life-safety equipment in all existing high-rise buildings by January 1992. On April 20, 1992, the City of West Hollywood extended the deadline for completing the sprinkler retrofit of tenant areas to February 3, 1997. In response, the General Partner retained a building code consultant to analyze the fire/life-safety requirements applicable to the Property and to develop a plan to complete the sprinkler retrofit. The General Partner's initial plan, which was approved by the City of West Hollywood, involved performing the remaining retrofit during the course of remodeling tenant suites in connection with new leasing and renewals. Under this plan, approximately 36% of the tenant areas and 100% of all common areas were brought into compliance. The General Partner approached the City of West Hollywood to request an extension of the deadline for completion of the required sprinkler retrofit project. In November 1996, the City of West Hollywood granted such extension and advised that the Partnership has until December 7, 1998 to complete the sprinkler retrofit of the Property.

The Property also contains asbestos-containing materials ("ACM") in certain areas, including the fireproofing material that covers the steel structure of the Property. Although the ACM has been determined to be non-hazardous in its current condition, the Partnership is required to abate such ACM to the extent that any ACM is at risk of being disturbed in the process of installing sprinklers or in the remodeling of tenant suites. The General Partner has retained an environmental consultant to provide project management, air quality monitoring and project close-out documentation in connection with the ACM abatement. The Partnership has no legal obligation to implement a full abatement of the entire building at present. The presence of ACM may or may not impact the future value of the Property.

All tenant improvements, asbestos abatements and sprinkler retrofit costs will be funded from cash and cash equivalents and future cash flow from operations. Approximately $125,000 and $62,000 were expended on the sprinkler retrofit and asbestos abatement in 1996 and 1995, respectively, which the Partnership performed during the course of remodeling tenant suites in connection with new leasing and renewals. In addition, approximately $182,000 and $335,000 were expended for tenant improvements during 1996 and 1995, respectively.

5. Transactions With Related Parties

Annual Asset Management Fee - The General Partner is entitled to an annual asset management fee equal to $50,000 per year. The unpaid asset management fees as of December 31, 1996 and 1995 aggregated $335,500 and $285,500, respectively. As provided in the Partnership Agreement, the annual asset management fee was scheduled to increase to $115,000 per annum in 1991. However, the General Partner has voluntarily waived the $65,000 increase in each year since 1991.

General Partner Distribution - Cumulative cash distributions totaling $51,553, declared in prior years, were paid to the General Partner on October 15, 1996.

Administrative Services - Under the terms of the Partnership Agreement, the Partnership reimburses the General Partner and its affiliates for travel expenses relating to the management of the Partnership. For the years ended December 31, 1996, 1995, and 1994, costs of such expenses incurred were $15,987, $16,024 and $11,361, respectively. At December 31, 1996 and 1995, $2,265 and $87 remained payable to the General Partner or its affiliates for these expenses.

An affiliate of the General Partner paid for all travel expenses relating to the management of the Partnership from 1991 until April 1, 1994, at which time the Partnership began reimbursing the General Partner for its travel expenses.

Certain cash and cash equivalents were on deposit with an affiliate of a General Partner during a portion of 1996 and all of 1995. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

6. Tenant Leases
The Property's leases have terms from one month to 10 years and are leased primarily to sole or small group medical practitioners. The parking facilities in the Property are leased to AMPCO Parking through September 30, 1999. The lease with AMPCO Parking requires annual minimum rent payments of $665,000 and additional rent payments contingent upon a percentage of excess gross cash receipts. The Partnership accounts for all leases as operating leases.

The approximate minimum annual rental payments from existing noncancellable operating leases as of December 31, 1996 are as follows:

               1997                     $3,526,051
               1998                      3,045,720
               1999                      2,217,186
               2000                      1,297,169
               2001                        911,255
               Thereafter                  912,093
                                       $11,909,474

7. Secured Note Payable
On August 13, 1988, the Partnership obtained a $15,000,000 ten-year loan (the "Loan") from American Savings Bank (the "Bank"). The Loan is secured by the Property and an assignment of the leases. The Loan had an interest rate of 9.5% per annum for the first five years with monthly payments of interest only through September 1990. Monthly payments of $127,750 of principal and interest were required through September 1993. Thereafter, the Loan was adjusted to a new fixed rate equal to 250 basis points over the Federal Home Loan Bank's New York District Five-Year Advance Rate and combined monthly payments of principal and interest are based on a 25-year amortization schedule until maturity on August 13, 1998. Effective October 1, 1993, the Loan interest rate was reset to 7.75% per annum and monthly payments of principal and interest are $110,511.

On June 12, 1992, the Bank was declared insolvent and placed in the hands of the Federal Deposit Insurance Corporation ("FDIC") as receiver. In late 1993, Colony NYRO Partners, L.P. ("Colony") purchased the Loan in an FDIC loan auction sale. Subsequently, in December 1994, Colony sold the Loan to Fremont Investment & Loan. Although the Loan provides for maintenance of a real estate tax escrow account with the lender, no amounts have been deposited with the current lender. However, the Partnership has established its own escrow account, and has remitted all real estate taxes for the period ended December 31, 1996 directly to the taxing authority.

Future minimum principal payments on the Loan are as follows:

               1997                      $   257,728
               1998                       13,644,565
                                         $13,902,293

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the estimated fair value of the Loan approximates its carrying value.

8. Reconciliation of Financial Statement Net Loss to Federal
Income Tax Net Loss
The Partnership's net loss reported in the financial statements for the year ended December 31, 1996 exceeded the tax loss by $622,596. The net loss reported in the financial statements exceeded the Federal Income tax loss for the years ended December 31, 1995 and 1994 by $389,786 and $320,995, respectively. These differences result primarily from the use of different depreciation lives and methods for tax purposes than those used for financial reporting purposes. In addition, rental income is recognized when received or recorded as a receivable when payment is due for tax purposes and on a straight-line basis for financial statement purposes.

The partners' capital account balance on a federal income tax basis totaled $26,999,325, $27,277,710 and $27,557,786 in 1996,
1995 and 1994, respectively.


                  Independent Auditors' Report


The Partners
Beverly Hills Medical Office Partners, L.P.:

We have audited the accompanying balance sheets of Beverly Hills Medical Office Partners, L.P. (a Delaware limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beverly Hills Medical Office Partners, L.P. as of December 31,
1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended
December 31, 1996, in conformity with generally accepted accounting principles.

                                  KPMG Peat Marwick LLP

Boston, Massachusetts
February 20, 1997


            Schedule III - Real Estate and Accumulated Depreciation
                               December 31, 1996

                                Beverly Sunset
Office Building:                Medical Building

Location                        West Hollywood, CA

Construction date               1964
Acquisition date                4-23-87
Life on which depreciation
in latest income statements
is computed                     (3)
Encumbrances                    $13,902,293
Initial cost to Partnership:    (1)
     Land                       8,379,434
     Buildings and
     improvements               32,803,390
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements           9,118,423

Gross amount at which
carried at close of period:
     Land                       $8,379,434
     Buildings and
     improvements               41,921,813
                                50,301,247

Accumulated depreciation(2)     14,031,118

(1) The aggregate cost for Federal Income tax purposes is approximately $51,724,069.
(2) The amount of accumulated depreciation for Federal income tax purposes is $12,646,084.
(3)  Buildings and improvements - 3 - 30 years.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended
December 31, 1996, 1995, and 1994 follows:

                                         1996           1995          1994
Real estate investments:
Beginning of year                 $41,623,252    $40,944,262   $40,978,362
Additions                             347,155        678,990       358,973
Retirements                          (48,594)             --      (393,073)
End of year                       $41,921,813    $41,623,252   $40,944,262

Accumulated depreciation:
Beginning of year                 $12,281,843    $10,527,620   $ 9,264,246
Depreciation expense                1,797,869      1,754,223     1,656,447
Retirements                           (48,594)            --      (393,073)
End of year                       $14,031,118    $12,281,843   $10,527,620




                  INDEPENDENT AUDITORS' REPORT


The Partners
Beverly Hills Medical Office Partners, L.P.:

Under date of February 20, 1997, we reported on the balance sheets of Beverly Hills Medical Office Partners, L.P. (a Delaware limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996, as contained in the 1996 annual report to Unitholders. These financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1996. In connection with our audits of the aforementioned financial statements, we also have audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                  KPMG Peat Marwick LLP

Boston, Massachusetts
February 20, 1997